Exhibit 99.2

FORTIS INC.

Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2018 and 2017
(Unaudited)

F - 1

FORTIS INC.
Condensed Consolidated Interim Balance Sheets (Unaudited)
As at
(in millions of Canadian dollars)

	September 30,	December 31,
	2018	2017

ASSETS
Current assets
Cash and cash equivalents	$195	$327
Accounts receivable and other current assets (Note 6)	1,131	1,131
Prepaid expenses	110	79
Inventories	368	367
Regulatory assets (Note 7)	329	303
Total current assets	2,133	2,207
Other assets	536	480
Regulatory assets (Note 7)	2,744	2,742
Property, plant and equipment, net	31,727	29,668
Intangible assets, net	1,165	1,081
Goodwill	11,939	11,644
Total assets	$50,244	$47,822

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings (Note 8)	$39	$209
Accounts payable and other current liabilities	1,906	2,053
Regulatory liabilities (Note 7)	680	490
Current installments of long-term debt (Note 8)	930	705
Current installments of capital lease and finance obligations	46	47
Total current liabilities	3,601	3,504
Other liabilities	1,232	1,210
Regulatory liabilities (Note 7)	2,921	2,956
Deferred income taxes	2,533	2,298
Long-term debt (Note 8)	21,533	20,691
Capital lease and finance obligations (Note 15)	617	414
Total liabilities	32,437	31,073
Commitments and Contingencies (Note 15)
Equity
Common shares (1)	11,808	11,582
Preference shares	1,623	1,623
Additional paid-in capital	10	10
Accumulated other comprehensive income	337	61
Retained earnings	2,206	1,727
Shareholders' equity	15,984	15,003
Non-controlling interests	1,823	1,746
Total equity	17,807	16,749
Total liabilities and equity	$50,244	$47,822

(1) No par value. Unlimited authorized shares; 426.6 million and 421.1 million issued and outstanding as at September 30, 2018 and December 31, 2017, respectively

See accompanying Notes to Condensed Consolidated Interim Financial Statements

F - 2

FORTIS INC.
Condensed Consolidated Interim Statements of Earnings (Unaudited)
For the periods ended September 30
(in millions of Canadian dollars, except per share amounts)

	Quarter Ended		Year-to-Date
	2018	2017	2018	2017

Revenue (Note 6)	$2,040	$1,901	$6,184	$6,190

Expenses
Energy supply costs	574	478	1,810	1,756
Operating expenses	557	503	1,663	1,649
Depreciation and amortization	313	290	924	885
Total expenses	1,444	1,271	4,397	4,290
Operating income	596	630	1,787	1,900
Other income, net (Note 10)	23	22	50	70
Finance charges	245	225	724	686
Earnings before income taxes	374	427	1,113	1,284
Income tax expense	52	106	135	314
Net earnings	$322	$321	$978	$970

Net earnings attributable to:
Non-controlling interests	$30	$27	$90	$92
Preference equity shareholders	16	16	49	49
Common equity shareholders	276	278	839	829
	$322	$321	$978	$970

Earnings per common share (Note 12)
Basic	$0.65	$0.66	$1.98	$2.00
Diluted	$0.65	$0.66	$1.98	$2.00

See accompanying Notes to Condensed Consolidated Interim Financial Statements

FORTIS INC.
Condensed Consolidated Interim Statements of Comprehensive Income (Unaudited)
For the periods ended September 30
(in millions of Canadian dollars)
	Quarter Ended		Year-to-Date
	2018	2017	2018	2017

Net earnings	$322	$321	$978	$970

Other comprehensive income (loss)
Unrealized foreign currency translation (losses) gains, net of hedging activities and tax	(235)	(375)	315	(711)
Other, net of tax	1	3	2	1
	(234)	(372)	317	(710)
Comprehensive income (loss)	$88	$(51)	$1,295	$260

Comprehensive income (loss) attributable to:
Non-controlling interests	$(1)	$27	$131	$92
Preference equity shareholders	16	16	49	49
Common equity shareholders	73	(94)	1,115	119
	$88	$(51)	$1,295	$260

See accompanying Notes to Condensed Consolidated Interim Financial Statements

F - 3

FORTIS INC.
Condensed Consolidated Interim Statements of Cash Flows (Unaudited)
For the periods ended September 30
(in millions of Canadian dollars)

	Quarter Ended		Year-to-Date
	2018	2017	2018	2017

Operating activities
Net earnings	$322	$321	$978	$970
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation - property, plant and equipment	279	261	824	794
Amortization - intangible assets	27	23	78	71
Amortization - other	7	6	22	20
Deferred income tax expense	62	110	123	284
Accrued employee future benefits	(6)	—	(3)	10
Equity component of allowance for funds used during construction (Note 10)	(17)	(19)	(47)	(55)
Other	16	16	75	5
Change in long-term regulatory assets and liabilities	56	102	58	93
Change in working capital (Note 13)	50	(20)	(41)	(202)
Cash from operating activities	796	800	2,067	1,990
Investing activities
Capital expenditures - property, plant and equipment	(744)	(644)	(2,123)	(1,967)
Capital expenditures - intangible assets	(44)	(62)	(142)	(167)
Contributions in aid of construction	31	39	91	76
Other	(26)	(16)	(79)	(85)
Cash used in investing activities	(783)	(683)	(2,253)	(2,143)
Financing activities
Proceeds from long-term debt, net of issuance costs	253	274	605	1,030
Repayments of long-term debt and capital lease and finance obligations	(54)	(105)	(285)	(140)
Borrowings under committed credit facilities (Note 16)	1,369	1,533	3,731	5,157
Repayments under committed credit facilities (Note 16)	(1,433)	(1,735)	(3,618)	(6,132)
Net change in short-term borrowings (Note 16)	(3)	90	20	100
Issue of common shares, net of costs, and dividends reinvested	6	8	26	552
Dividends
Common shares, net of dividends reinvested	(110)	(106)	(340)	(308)
Preference shares	(16)	(16)	(49)	(49)
Subsidiary dividends paid to non-controlling interests	(27)	(34)	(67)	(73)
Other	3	4	23	11
Cash (used in) from financing activities	(12)	(87)	46	148
Effect of exchange rate changes on cash and cash equivalents	(3)	(9)	8	(12)
Change in cash and cash equivalents	(2)	21	(132)	(17)
Cash and cash equivalents, beginning of period	197	231	327	269
Cash and cash equivalents, end of period	$195	$252	$195	$252

Supplementary Information to Condensed Consolidated Interim Statements of Cash Flows (Note 13)

See accompanying Notes to Condensed Consolidated Interim Financial Statements

F - 4

FORTIS INC.
Condensed Consolidated Interim Statements of Changes in Equity (Unaudited)
For the periods ended September 30
(in millions of Canadian dollars)
	Common Shares (# millions)	Common Shares	Preference Shares	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interests	Total Equity

As at December 31, 2017	421.1	$11,582	$1,623	$10	$61	$1,727	$1,746	$16,749
Net earnings	—	—	—	—	—	888	90	978
Other comprehensive income	—	—	—	—	276	—	41	317
Common shares issued	5.5	226	—	(1)	—	—	—	225
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(67)	(67)
Dividends declared on common shares ($0.85 per share)	—	—	—	—	—	(360)	—	(360)
Dividends declared on preference shares	—	—	—	—	—	(49)	—	(49)
Other	—	—	—	1	—	—	13	14
As at September 30, 2018	426.6	$11,808	$1,623	$10	$337	$2,206	$1,823	$17,807

As at December 31, 2016	401.5	$10,762	$1,623	$12	$745	$1,455	$1,853	$16,450
Net earnings	—	—	—	—	—	878	92	970
Other comprehensive loss	—	—	—	—	(710)	—	—	(710)
Common shares issued	17.9	743	—	(4)	—	—	—	739
Foreign currency translation impacts	—	—	—	—	—	—	(109)	(109)
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(73)	(73)
Dividends declared on common shares ($0.80 per share)	—	—	—	—	—	(333)	—	(333)
Dividends declared on preference shares	—	—	—	—	—	(49)	—	(49)
Other	—	—	—	2	—	—	4	6
As at September 30, 2017	419.4	$11,505	$1,623	$10	$35	$1,951	$1,767	$16,891

See accompanying Notes to Condensed Consolidated Interim Financial Statements

F - 5

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2018 and 2017 (Unaudited)

1. DESCRIPTION OF BUSINESS

Nature of Operations

Fortis Inc. ("Fortis" or the "Corporation") is principally a North American electric and gas utility holding company.

Earnings for interim periods may not be indicative of annual results due to the impact of seasonal weather conditions on customer demand and market pricing and the timing and recognition of regulatory decisions. Most of the annual earnings of the gas utilities are realized in the first and fourth quarters due to space-heating requirements. Earnings for the electric distribution utilities in the United States are generally highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

Entities within the reporting segments that follow operate with substantial autonomy.

Regulated Utilities

ITC: Comprised of ITC Holdings Corp. and the electric transmission operations of its regulated operating subsidiaries, which include International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC and ITC Great Plains, LLC, all operating in the United States. Fortis owns 80.1% of ITC and an affiliate of GIC Private Limited owns a 19.9% minority interest.

UNS Energy: Comprised of UNS Energy Corporation, which primarily includes Tucson Electric Power Company ("TEP"), UNS Electric, Inc. and UNS Gas, Inc., all operating in the United States.

Central Hudson: Represents Central Hudson Gas & Electric Corporation, operating in the United States.

FortisBC Energy: Represents FortisBC Energy Inc., operating in Canada.

FortisAlberta: Represents FortisAlberta Inc., operating in Canada.

FortisBC Electric: Represents FortisBC Inc., operating in Canada.

Other Electric: Comprised of utilities in Eastern Canada and the Caribbean as follows: Newfoundland Power Inc. ("Newfoundland Power"); Maritime Electric Company, Limited ("Maritime Electric"); FortisOntario Inc. ("FortisOntario"); a 49% equity investment in Wataynikaneyap Power Limited Partnership; an approximate 60% controlling interest in Caribbean Utilities Company, Ltd. ("Caribbean Utilities"); FortisTCI Limited and Turks and Caicos Utilities Limited (collectively "FortisTCI"); and a 33% equity investment in Belize Electricity Limited ("BEL").

Non-Regulated

Energy Infrastructure: Primarily comprised of long-term contracted generation assets in British Columbia and Belize, and the Aitken Creek natural gas storage facility ("Aitken Creek") in British Columbia.

Corporate and Other: Captures expenses and revenues not specifically related to any reportable segment and those business operations that are below the required threshold for segmented reporting, including net expenses of Fortis and non-regulated holding companies.

2. REGULATORY MATTERS

Regulation of the Corporation's utilities is generally consistent with that disclosed in its 2017 annual audited consolidated financial statements. A summary of significant regulatory developments year-to-date 2018 follows.

U.S. Tax Reform

The Corporation's U.S. utilities are working with their respective regulators to return to customers the net income tax savings resulting from U.S. tax reform.

F - 6

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2018 and 2017 (Unaudited)

ITC: In April 2018 ITC reposted formula rates charged to customers of its Midcontinent Independent System Operator ("MISO") regulated operating subsidiaries retroactive to January 1, 2018, as approved by the Federal Energy Regulatory Commission ("FERC"). As at September 30, 2018, the amounts owing had been substantially returned to customers.

UNS Energy: In April 2018 the Arizona Corporation Commission ("ACC") approved TEP's application to return ongoing income tax savings through a combination of customer bill credits and regulatory liabilities. Customer bill credits became effective in May 2018. As at September 30, 2018, a regulatory liability of $3 million (US$2 million) was recognized for amounts to be returned to customers during the remainder of 2018. In 2019 and beyond, TEP will continue to return savings to customers using the same approach. Regulatory liabilities will be returned to customers as part of TEP's next rate case, which is expected to be filed in 2019.

In March 2018 FERC issued an order directing TEP to either: (i) submit proposed revisions to its transmission rates or transmission revenue requirement to reflect the reduction in the federal corporate income tax rate; or (ii) show why a rate adjustment is not required. In May 2018 TEP proposed an overall customer rate reduction, to be effective March 2018, reflecting the lower federal corporate income tax rate. The proposal is currently being reviewed by FERC.

Central Hudson: In June 2018, as part of its approval of a joint proposal, discussed below, the New York Public Service Commission ("PSC") approved Central Hudson's recommendation to reflect the recovery of lower federal corporate income tax in customer rates effective July 1, 2018. As at September 30, 2018, a regulatory liability of $12 million (US$10 million) was recognized related to the income tax savings realized in the first six months of 2018. As approved by the PSC, the refund of this regulatory liability to customers will be determined as part of a future regulatory proceeding.

ITC

Independence Incentive Adders: In April 2018 a third-party complaint was filed with FERC challenging independence incentive adders that were included in transmission rates charged by ITC's MISO-regulated operating subsidiaries. Independence incentive adders were established to encourage transmission investment and recognize that ITC's operating subsidiaries are independent, dedicated transmission-only operations, with no affiliation to market participants in their regions. The adders allowed up to 0.50% or 1.00% to be added to the authorized return on equity ("ROE"), subject to any ROE cap established by FERC. On October 18, 2018, FERC issued an order in respect of this matter reducing the adders for each of the MISO-regulated operating subsidiaries to 0.25% effective April 20, 2018. On October 22, 2018, MISO filed a motion requesting an extension to January 17, 2019 to issue refunds. The resolution of this proceeding is not expected to have a material adverse impact on results of operations, cash flows or financial position.

ROE Complaints: On October 16, 2018, in response to complaints challenging the methodology used by FERC in setting the regional base ROE for ISO New England transmission owners, FERC issued an order proposing a new methodology for determining (i) when an existing ROE is no longer just and reasonable, and (ii) the regional base ROE if an existing ROE is found to no longer be just and reasonable. If finalized, this proposed methodology will be used to address ROE complaints currently pending before FERC, including ITC's outstanding ROE complaints.

Central Hudson

In June 2018 the PSC issued an order approving a three-year rate plan, or joint proposal, that had been filed by Central Hudson along with multiple stakeholders and intervenors, pursuant to the July 2017 general rate application. The order included an allowed ROE of 8.8% and common equity ratios of 48%, 49% and 50% in rate years one, two and three, respectively, and is effective July 1, 2018 through June 30, 2021. Also included is an earnings sharing mechanism whereby the Company and its customers share equally earnings between 50 and 100 basis points above the allowed ROE. Earnings beyond this are primarily returned to customers.

F - 7

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2018 and 2017 (Unaudited)

FortisAlberta

Generic Cost of Capital Proceeding: Oral hearings to determine the ROE and capital structure for 2018, 2019 and 2020 were completed in March 2018. In August 2018 the Alberta Utilities Commission ("AUC") approved an allowed ROE of 8.50% on a capital structure of 37% common equity for 2018, 2019 and 2020, unchanged from 2017.

Next Generation Performance-Based Rate Setting Proceeding: In March 2018 the AUC approved the Company’s 2018 distribution rates, on an interim basis, until true-up amounts are finalized. New rates were effective January 1, 2018 with collection from customers effective April 1, 2018. Key provisions included an increase of approximately 5.5% in the distribution component of rates.

FortisAlberta is pursuing options to appeal certain elements of the rate-setting design for the second term of performance-based rate setting ("PBR").

3. ACCOUNTING POLICIES

These condensed consolidated interim financial statements ("Interim Financial Statements") have been prepared in accordance with accounting principles generally accepted in the United States of America and are in Canadian dollars unless otherwise noted.

These Interim Financial Statements are comprised of the accounts of Fortis and its wholly owned subsidiaries and controlling ownership interests. All inter-company balances and transactions have been eliminated on consolidation, except as disclosed in Note 5.

These Interim Financial Statements do not include all of the disclosures required in the annual financial statements and should be read in conjunction with the Corporation's 2017 annual audited consolidated financial statements. In management's opinion, these Interim Financial Statements include all adjustments that are of a normal recurring nature, necessary for fair presentation.

The preparation of the Interim Financial Statements requires management to make estimates and judgments, including those related to regulatory decisions, that affect the reported amounts of, and disclosures related to, assets, liabilities, revenues and expenses. Actual results could differ from estimates.

The accounting policies applied herein are consistent with those outlined in the Corporation's 2017 annual audited consolidated financial statements, except as described below.

New Accounting Policies

Revenue
Effective January 1, 2018, Fortis adopted Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers, which clarifies the principles for recognizing revenue and requires additional disclosures. Fortis adopted the new standard using the modified retrospective approach, under which comparative periods are not restated and the cumulative impact is recognized at the date of adoption supplemented by additional disclosures (Note 6). Upon adoption, there were no adjustments to the opening balance of retained earnings.

Most of the Corporation's revenue is derived from energy sales and the provision of transmission services to customers based on regulator-approved tariff rates. Most contracts have a single performance obligation, being the delivery of energy or the provision of transmission services. Revenue is generally measured in kilowatt hours, gigajoules, or transmission load delivered. The billing of energy sales is based on customer meter readings, which occur systematically throughout each month. The billing of transmission services at ITC is based on peak monthly load.

F - 8

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2018 and 2017 (Unaudited)

FortisAlberta is a distribution company and is required by its regulator to arrange and pay for transmission services with the Alberta Electric System Operator. These services include the collection of transmission revenue from its customers, which is achieved through invoicing the customers' retailers through the transmission component of its regulator-approved rates. FortisAlberta reports revenue and expenses related to transmission services on a net basis.

Electricity, gas and transmission service revenue includes an unbilled revenue estimate for energy consumed or services provided since the last meter reading that have not been billed at the end of the accounting period. Sales estimates generally reflect an analysis of historical consumption in relation to key inputs, such as current energy prices, population growth, economic activity, weather conditions and system losses. Unbilled revenue accruals are adjusted in the periods actual consumption becomes known.

Generation revenue from non-regulated operations is recognized on delivery at contracted rates.

The Corporation estimates variable consideration at the most likely amount and reassesses its estimate at each reporting date until the amount is known. Variable consideration, including amounts subject to a future regulatory decision, is recognized as a refund liability until the Corporation is certain that it will be entitled to the consideration.

The Corporation's revenue excludes sales and municipal taxes collected from customers. Prior to the adoption of ASC Topic 606, Central Hudson recognized sales tax and FortisAlberta recognized municipal tax on a gross basis, in both revenue and expense. Effective January 1, 2018, the exclusion of these taxes from revenue resulted in a decrease in revenue of $12 million and $38 million for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017.

The Corporation has elected not to assess or account for any significant financing components associated with revenue billed in accordance with equal payment plans as the period between the transfer of energy to customers and the customers' payment will be less than one year.

The Corporation disaggregates revenue by regulatory status, service territory and substantially autonomous utility operations (Note 5). This represents the level of disaggregation used by the Corporation's President and Chief Executive Officer ("CEO") in allocating resources and evaluating performance.

Financial Instruments
Effective January 1, 2018, the Corporation adopted Accounting Standards Update ("ASU") No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. Principally, it requires: (i) equity investments in unconsolidated entities not accounted for using the equity method to be measured at fair value through earnings; however, entities may elect to record equity investments without readily determinable fair values at cost, less impairment, and plus or minus subsequent adjustments for observable price changes; and (ii) financial assets and liabilities to be presented separately in these financial statement notes, grouped by measurement category and form. Adoption of this ASU did not impact the Interim Financial Statements.

Pension and Postretirement Benefit Costs
Effective January 1, 2018, the Corporation adopted ASU No. 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, which requires current service costs to be disaggregated and grouped in the statement of earnings with other employee compensation costs arising from services rendered. The other components of net periodic benefit costs must be presented separately and outside of operating income. Additionally, only the service cost component is eligible for capitalization. On adoption, the Corporation applied the presentation guidance retrospectively and the capitalization guidance prospectively. This resulted in a retrospective $1 million and $8 million reclassification from Operating Expenses to Other Income, Net for the three and nine months ended September 30, 2017, respectively, in these Interim Financial Statements.

F - 9

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2018 and 2017 (Unaudited)

4. FUTURE ACCOUNTING PRONOUNCEMENTS

Leases
ASU No. 2016-02, Leases (ASC Topic 842), issued in February 2016, is effective for Fortis January 1, 2019 with earlier adoption permitted, and is to be applied using a modified retrospective approach or an optional transition method with implementation options, referred to as practical expedients. Principally, it requires balance sheet recognition of a right-of-use asset and a lease liability by lessees for those leases that are classified as operating leases along with additional disclosures.

Fortis plans to select the optional transition method which allows entities to continue to apply the current lease guidance in the comparative periods presented in the year of adoption and apply the transition provisions of the new guidance on the effective date of the new guidance. Fortis will elect a package of practical expedients that allows it to not reassess whether any expired or existing contract is a lease or contains a lease, the lease classification of any expired or existing leases, and the initial direct costs for any existing leases. Fortis also will elect an additional practical expedient that permits entities to not evaluate existing land easements that were not previously accounted for as leases.

Based on Fortis' assessment to date, leasing activities accounted for as operating leases primarily relate to office facilities and utility property. Ongoing implementation efforts include the evaluation of business processes and controls to support recognition under the new standard and preparation of expanded disclosures. Fortis continues to assess the impact of adoption and monitor standard-setting activities that may affect transition requirements.

Hedging
ASU No. 2017-12, Targeted Improvements to Accounting for Hedging Activities, issued in August 2017, is effective for Fortis January 1, 2019 with earlier adoption permitted and is to be applied as of the beginning of the fiscal year of adoption. Principally, it better aligns risk management activities and financial reporting for hedging relationships through changes to designation, measurement, presentation and disclosure guidance. For cash flow and net investment hedges existing at the date of adoption, the amendments should be applied as a cumulative-effect adjustment related to eliminating the separate measurement of ineffectiveness to accumulated other comprehensive income with a corresponding adjustment to opening retained earnings. Amended presentation and disclosure guidance is to be applied prospectively. The adoption of this ASU will not have a material impact on the consolidated financial statements and related disclosures.

Financial Instruments
ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments, issued in June 2016, is effective for Fortis January 1, 2020 and is to be applied on a modified retrospective basis. Principally, it requires entities to use an expected credit loss methodology and to consider a broader range of reasonable and supportable information to estimate credit losses. The adoption of this ASU will not have a material impact on the consolidated financial statements and related disclosures.

5. SEGMENTED INFORMATION

Fortis segments its business based on regulatory status, service territory and substantially autonomous utility operations. This represents the information used by the Corporation's President and CEO in deciding how to allocate resources and evaluate performance. Segment performance is evaluated based on net earnings attributable to common equity shareholders.

Effective January 1, 2018 the former Eastern Canadian and Caribbean segments are aggregated as Other Electric as they individually do not meet the quantitative threshold for separate reporting.

F - 10

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and nine months ended September 30, 2018 and 2017 (unaudited)

	REGULATED								NON-REGULATED
Quarter Ended									Energy		Inter-
September 30, 2018		UNS	Central	FortisBC	Fortis	FortisBC	Other	Sub	Infra-	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Total	structure	and Other	eliminations	Total
Revenue	386	687	214	161	155	96	307	2,006	37	—	(3)	2,040
Energy supply costs	—	280	66	32	—	33	162	573	1	—	—	574
Operating expenses	114	152	100	70	42	24	43	545	11	4	(3)	557
Depreciation and amortization	59	70	18	55	48	15	40	305	8	—	—	313
Operating income	213	185	30	4	65	24	62	583	17	(4)	—	596
Other income, net	11	6	1	2	—	1	(1)	20	—	3	—	23
Finance charges	73	26	10	34	25	10	19	197	1	47	—	245
Income tax expense	33	30	4	(7)	1	3	7	71	1	(20)	—	52
Net earnings	118	135	17	(21)	39	12	35	335	15	(28)	—	322
Non-controlling interests	21	—	—	1	—	—	5	27	3	—	—	30
Preference share dividends	—	—	—	—	—	—	—	—	—	16	—	16
Net earnings attributable to common equity shareholders	97	135	17	(22)	39	12	30	308	12	(44)	—	276
Goodwill	7,922	1,783	582	913	227	235	250	11,912	27	—	—	11,939
Total assets	18,606	9,415	3,325	6,497	4,646	2,234	3,940	48,663	1,551	87	(57)	50,244
Capital expenditures	249	150	68	118	102	27	68	782	5	1	—	788

Quarter Ended
September 30, 2017
($ millions)
Revenue	376	599	197	156	153	93	283	1,857	47	—	(3)	1,901
Energy supply costs	—	199	54	38	—	33	154	478	—	—	—	478
Operating expenses	103	145	94	65	47	21	42	517	12	(23)	(3)	503
Depreciation and amortization	54	62	16	49	47	16	38	282	8	—	—	290
Operating income	219	193	33	4	59	23	49	580	27	23	—	630
Other income, net	10	2	2	6	(1)	1	(1)	19	1	2	—	22
Finance charges	63	24	10	28	23	10	18	176	2	47	—	225
Income tax expense	58	59	10	(4)	—	3	6	132	2	(28)	—	106
Net earnings	108	112	15	(14)	35	11	24	291	24	6	—	321
Non-controlling interests	19	—	—	1	—	—	4	24	3	—	—	27
Preference share dividends	—	—	—	—	—	—	—	—	—	16	—	16
Net earnings attributable to common equity shareholders	89	112	15	(15)	35	11	20	267	21	(10)	—	278
Goodwill	7,655	1,724	563	913	227	235	244	11,561	27	—	—	11,588
Total assets	17,349	8,463	3,033	6,266	4,288	2,177	3,691	45,267	1,578	72	(72)	46,845
Capital expenditures	213	99	53	132	109	26	68	700	6	—	—	706

F - 11

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and nine months ended September 30, 2018 and 2017 (unaudited)

	REGULATED								NON-REGULATED
Year-to-Date									Energy		Inter-
September 30, 2018		UNS	Central	FortisBC	Fortis	FortisBC	Other	Sub	Infra-	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Total	structure	and Other	eliminations	Total
Revenue	1,114	1,661	690	816	439	297	1,040	6,057	134	—	(7)	6,184
Energy supply costs	—	628	248	216	—	95	621	1,808	2	—	—	1,810
Operating expenses	326	448	302	221	123	74	131	1,625	30	15	(7)	1,663
Depreciation and amortization	172	202	53	165	143	45	119	899	24	1	—	924
Operating income	616	383	87	214	173	83	169	1,725	78	(16)	—	1,787
Other income, net	32	12	6	4	—	2	(1)	55	—	(5)	—	50
Finance charges	211	76	31	101	74	30	57	580	4	140	—	724
Income tax expense	110	53	12	33	1	12	18	239	3	(107)	—	135
Net earnings	327	266	50	84	98	43	93	961	71	(54)	—	978
Non-controlling interests	58	—	—	1	—	—	10	69	21	—	—	90
Preference share dividends	—	—	—	—	—	—	—	—	—	49	—	49
Net earnings attributable to common equity shareholders	269	266	50	83	98	43	83	892	50	(103)	—	839
Goodwill	7,922	1,783	582	913	227	235	250	11,912	27	—	—	11,939
Total assets	18,606	9,415	3,325	6,497	4,646	2,234	3,940	48,663	1,551	87	(57)	50,244
Capital expenditures	717	419	175	318	325	81	193	2,228	36	1	—	2,265

Year-to-Date
September 30, 2017
($ millions)
Revenue	1,179	1,609	661	832	448	291	1,016	6,036	162	1	(9)	6,190
Energy supply costs	—	545	203	292	—	100	616	1,756	1	—	(1)	1,756
Operating expenses	329	442	302	210	147	65	129	1,624	35	(2)	(8)	1,649
Depreciation and amortization	164	195	50	149	142	47	113	860	24	1	—	885
Operating income	686	427	106	181	159	79	158	1,796	102	2	—	1,900
Other income, net	30	17	4	16	1	1	(2)	67	1	3	(1)	70
Finance charges	193	76	31	86	69	28	56	539	4	144	(1)	686
Income tax expense	190	126	31	22	—	10	17	396	9	(91)	—	314
Net earnings	333	242	48	89	91	42	83	928	90	(48)	—	970
Non-controlling interests	60	—	—	1	—	—	10	71	21	—	—	92
Preference share dividends	—	—	—	—	—	—	—	—	—	49	—	49
Net earnings attributable to common equity shareholders	273	242	48	88	91	42	73	857	69	(97)	—	829
Goodwill	7,655	1,724	563	913	227	235	244	11,561	27	—	—	11,588
Total assets	17,349	8,463	3,033	6,266	4,288	2,177	3,691	45,267	1,578	72	(72)	46,845
Capital expenditures	725	347	156	329	304	72	188	2,121	13	—	—	2,134

F - 12

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2018 and 2017 (Unaudited)

Related-Party and Inter-Company Transactions

Related-party transactions are in the normal course of operations and are measured at the amount of consideration agreed to by the related parties. There were no material related-party transactions for the three and nine months ended September 30, 2018 and 2017.

Inter-company balances, transactions and profit are eliminated on consolidation, except for certain inter-company transactions between non-regulated and regulated entities in accordance with accounting standards for rate-regulated entities. Inter-company transactions are summarized below.

	Quarter Ended		Year-to-Date
	September 30		September 30
($ millions)	2018	2017	2018	2017
Sale of capacity from Waneta Expansion to FortisBC Electric	12	11	31	30
Sale of energy from Belize Electric Company Limited to BEL	8	11	26	25
Lease of gas storage capacity and gas sales from Aitken Creek to FortisBC Energy	6	5	19	18

As at September 30, 2018 accounts receivable included approximately $16 million due from BEL (December 31, 2017 - $20 million).

The Corporation periodically provides short-term financing to subsidiaries to support capital expenditure programs, acquisitions and seasonal working capital requirements. There were no inter-segment loans outstanding as at September 30, 2018 and December 31, 2017.

6. REVENUE

	Quarter Ended		Year-to-Date
	September 30		September 30
($ millions)	2018	2017	2018	2017
Electric and gas revenue
United States
ITC	456	455	1,197	1,230
UNS Energy	645	557	1,507	1,464
Central Hudson	225	188	721	610
Canada
FortisBC Energy	155	150	789	868
FortisAlberta	144	152	420	445
FortisBC Electric	82	82	262	255
Newfoundland Power	108	108	475	489
Maritime Electric	49	46	151	144
FortisOntario	51	49	148	150
Caribbean
Caribbean Utilities	70	58	184	165
FortisTCI	21	18	58	56
Total electric and gas revenue	2,006	1,863	5,912	5,876
Other services revenue (1)	92	92	301	291
Revenue from contracts with customers	2,098	1,955	6,213	6,167
Alternative revenue	(69)	(82)	(66)	(84)
Other revenue	11	28	37	107
Total revenue	2,040	1,901	6,184	6,190

(1)
Includes $59 million and $168 million from regulated operations for the three and nine months ended September 30, 2018, respectively ($50 million and $150 million for the three and nine months ended September 30, 2017, respectively)

F - 13

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2018 and 2017 (Unaudited)

Revenue from Contracts with Customers
Electric and gas revenue includes revenue from the sale and/or delivery of electricity and gas, transmission revenue, and wholesale electric revenue, all based on regulator-approved tariff rates.

Other services revenue includes: (i) the sale of energy from non-regulated generation operations; (ii) management fee revenue at UNS Energy for the operation of Springerville Units 3 and 4; (iii) revenue from storage optimization activities at Aitken Creek; and (iv) revenue from other services that reflect the ordinary business activities of Fortis' utilities.

Alternative Revenue
Alternative revenue programs allow utilities to adjust future rates in response to past activities or completed events, if certain criteria are met. Alternative revenue is recognized on an accrual basis with a corresponding regulatory asset or liability until the revenue is settled. Upon settlement, revenue is not recognized as revenue from contracts with customers but rather as settlement of the regulatory asset or liability on the balance sheet. The Corporation's significant alternative revenue programs are summarized below.

ITC's formula rates include an annual true-up mechanism that compares actual revenue requirements to billed revenue and any over- or under-collections are accrued as a regulatory asset or liability and reflected in future rates within a two-year period. The formula rates do not require annual regulatory approvals, although inputs remain subject to legal challenge.

UNS Energy's lost fixed-cost recovery mechanism ("LFCR") surcharge recovers lost fixed costs, as measured by a reduction in non-fuel revenue, associated with energy efficiency savings and distributed generation. To recover the LFCR regulatory asset, UNS Energy is required to file an annual LFCR adjustment request with the ACC for the LFCR revenue recognized in the prior year. The recovery is subject to a year-over-year cap of 1% of total retail revenue. UNS Energy's demand side management surcharge, which is approved by the ACC annually, compensates for the costs to design and implement cost-effective energy efficiency and demand response programs until such costs are reflected in non-fuel base rates.

At FortisBC Energy and FortisBC Electric, an earnings sharing mechanism allows for a 50/50 sharing of variances from operating and maintenance expenses and capital expenditures that were approved as part of the annual revenue requirements. This mechanism is in place until the expiry of the current PBR plan in 2019. Additionally, variances in the forecast versus actual customer-use rate are captured throughout the year in a revenue stabilization adjustment mechanism and a flow-through deferral account, which are either refunded to or recovered from customers in rates within two years.

Other Revenue
Other revenue primarily includes gains/losses on energy contract derivatives and lease revenue.

Accounts Receivable and Other Current Assets

	As at
	September 30,	December 31,
($ millions)	2018	2017
Trade accounts receivable	498	460
Unbilled accounts receivable	472	562
Allowance for doubtful accounts	(33)	(31)
Total accounts receivable	937	991
Income tax receivable	54	8
Other	140	132
Total accounts receivable and other current assets	1,131	1,131

F - 14

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2018 and 2017 (Unaudited)

7. REGULATORY ASSETS AND LIABILITIES

Detailed information about the Corporation's regulatory assets and liabilities is provided in Note 8 to the Corporation's 2017 annual audited consolidated financial statements. A summary follows.

	As at
	September 30,	December 31,
($ millions)	2018	2017
Regulatory assets
Deferred income taxes	1,434	1,403
Employee future benefits	480	510
Deferred energy management costs	212	200
Deferred lease costs	116	104
Deferred operating overhead costs	100	91
Generation early retirement costs	95	105
Rate stabilization accounts	81	95
Manufactured gas plant site remediation deferral	72	75
Derivative instruments	69	87
Other regulatory assets	414	375
Total regulatory assets	3,073	3,045
Less: Current portion	(329)	(303)
Long-term regulatory assets	2,744	2,742

Regulatory liabilities
Deferred income taxes	1,482	1,484
Asset removal cost provision	1,136	1,095
Rate stabilization accounts	348	254
Return on equity refund liability	192	182
Energy efficiency liability	99	82
Renewable energy surcharge	80	66
Electric and gas moderator account	60	58
Employee future benefits	39	47
Other regulatory liabilities (1)	165	178
Total regulatory liabilities	3,601	3,446
Less: Current portion	(680)	(490)
Long-term regulatory liabilities	2,921	2,956

(1)    Includes a $21 million provision reflecting income tax savings, as a result of U.S. tax reform

F - 15

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2018 and 2017 (Unaudited)

8. LONG-TERM DEBT

	As at
	September 30,	December 31,
($ millions)	2018	2017
Long-term debt	21,601	20,864
Credit facility borrowings	998	671
Total long-term debt	22,599	21,535
Less: Deferred financing costs and debt discounts	(136)	(139)
Less: Current installments of long-term debt	(930)	(705)
	21,533	20,691

In March 2018 ITC issued 35-year US$225 million first mortgage bonds at 4.00%. The net proceeds were used to repay maturing long-term debt, repay credit facility borrowings, finance capital expenditures and for general corporate purposes.

In February 2018 FortisTCI issued 5-year US$25 million unsecured notes at a floating interest rate of a one‑month LIBOR plus a spread of 1.75%. In September 2018 FortisTCI entered into a 7-year US$10 million unsecured non-revolving term loan credit agreement with a floating interest rate of a one‑month LIBOR plus a spread of 1.75%. As at September 30, 2018, borrowings under the term loan credit agreement were US$5 million. The net proceeds were used to repay a hurricane-related emergency standby loan and for general corporate purposes.

In June 2018 Central Hudson issued 30-year US$25 million unsecured notes at 4.27%. The net proceeds were used for general corporate purposes.

In August 2018 FortisOntario issued 30-year $100 million unsecured notes at 4.10%. The net proceeds were used to repay maturing long-term debt and for general corporate purposes.

In September 2018 FortisAlberta issued 30-year $150 million unsecured debentures at 3.73%. The net proceeds were used to repay credit facility borrowings and for general corporate purposes.

Credit Facilities

As at September 30, 2018, the Corporation and its subsidiaries had consolidated credit facilities of approximately $5.0 billion, of which approximately $3.9 billion was unused, including $1.1 billion unused under the Corporation's committed revolving corporate credit facility. The credit facilities are syndicated mostly with large banks in Canada and the United States, with no one bank holding more than 20% of these facilities. Approximately $4.8 billion of the total credit facilities are committed facilities with maturities ranging from 2019 through 2023.

Credit facilities are summarized below.

			As at
	Regulated	Corporate	September 30,	December 31,
($ millions)	Utilities	and Other	2018	2017
Total credit facilities	3,648	1,385	5,033	4,952
Credit facilities utilized:
Short-term borrowings (1)	(37)	(2)	(39)	(209)
Long-term debt (including current portion) (2)	(762)	(236)	(998)	(671)
Letters of credit outstanding	(69)	(55)	(124)	(129)
Credit facilities unutilized	2,780	1,092	3,872	3,943

(1)	The weighted average interest rate was approximately 3.8% (December 31, 2017 - 1.8%).

(2)	The weighted average interest rate was approximately 3.0% (December 31, 2017 - 2.5%). The current portion was $552 million (December 31, 2017 - $312 million).

F - 16

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2018 and 2017 (Unaudited)

Borrowings under long-term committed credit facilities were classified as long-term debt. It is management's intention to refinance these borrowings with long-term permanent financing during future periods. There were no material changes in credit facilities from that disclosed in the Corporation's 2017 annual audited consolidated financial statements.

9. EMPLOYEE FUTURE BENEFITS

The Corporation and its subsidiaries each maintain one or a combination of defined benefit pension plans and defined contribution pension plans, including group Registered Retirement Savings Plans and group 401(k) plans, for employees. The Corporation and certain subsidiaries also offer other post‑employment benefit ("OPEB") plans for qualifying employees. The net benefit cost is detailed below.

	Defined Benefit Pension Plans		OPEB Plans
($ millions)	2018	2017	2018	2017
Quarter Ended September 30
Components of net benefit cost:
Service costs	21	19	8	6
Interest costs	29	27	5	6
Expected return on plan assets	(40)	(37)	(4)	(4)
Amortization of actuarial losses	12	11	—	—
Amortization of past service credits/plan amendments	—	—	(2)	(3)
Regulatory adjustments	(1)	1	1	2
Net benefit cost	21	21	8	7

Year-to-Date September 30
Components of net benefit cost:
Service costs	62	58	23	20
Interest costs	85	85	17	19
Expected return on plan assets	(120)	(113)	(12)	(11)
Amortization of actuarial losses	36	34	—	1
Amortization of past service credits/plan amendments	—	—	(7)	(9)
Regulatory adjustments	(1)	1	4	4
Net benefit cost	62	65	25	24

For the three and nine months ended September 30, 2018, the Corporation expensed $9 million and $29 million, respectively, ($8 million and $28 million for the three and nine months ended September 30, 2017, respectively) related to defined contribution pension plans.

10. OTHER INCOME, NET

Other income, net of expenses, includes the equity component of allowance for funds used during construction of $17 million and $47 million for the three and nine months ended September 30, 2018, respectively ($19 million and $55 million for the three and nine months ended September 30, 2017, respectively).

F - 17

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2018 and 2017 (Unaudited)

11. INCOME TAXES

For the three months ended September 30, 2018 and 2017, the Corporation’s effective tax rates were 14% and 25%, respectively. For the nine months ended September 30, 2018 and 2017, the Corporation's effective tax rates were 12% and 24%, respectively. The decrease in the effective tax rate was primarily driven by the reduction in the U.S. federal corporate tax rate from 35% to 21%, effective January 1, 2018. On a year-to-date basis, the decrease was also due to a one-time $30 million remeasurement of the Corporation's deferred income tax liabilities, which resulted from an election to file a consolidated state income tax return.

12. EARNINGS PER COMMON SHARE

Diluted earnings per share ("EPS") was calculated using the treasury stock method for options and the "if-converted" method for convertible securities.

	2018			2017
	Net Earnings	Weighted		Net Earnings	Weighted
	to Common	Average		to Common	Average
	Shareholders	Shares		Shareholders	Shares
	($ millions)	(# millions)	EPS	($ millions)	(# millions)	EPS
Quarter Ended September 30
Basic EPS	276	425.6	$0.65	278	418.6	$0.66
Potential dilutive effect of stock options	—	0.6		—	0.7
Diluted EPS	276	426.2	$0.65	278	419.3	$0.66

Year-to-Date September 30
Basic EPS	839	423.8	$1.98	829	413.9	$2.00
Potential dilutive effect of stock options	—	0.6		—	0.7
Diluted EPS	839	424.4	$1.98	829	414.6	$2.00

F - 18

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2018 and 2017 (Unaudited)

13. SUPPLEMENTARY CASH FLOW INFORMATION

	Quarter Ended		Year-to-Date
	September 30		September 30
($ millions)	2018	2017	2018	2017
Change in working capital:
Accounts receivable and other current assets	(23)	23	9	29
Prepaid expenses	(49)	(61)	(29)	(50)
Inventories	(28)	(36)	5	(25)
Regulatory assets - current portion	(10)	15	(33)	2
Accounts payable and other current liabilities	126	14	(39)	(7)
Regulatory liabilities - current portion	34	25	46	(151)
	50	(20)	(41)	(202)

Non-cash investing and financing activities:
Accrued capital expenditures	350	295	350	295
Gila River generating station Unit 2 capital lease	211	—	211	—
Common share dividends reinvested	71	61	200	186
Contributions in aid of construction	10	32	10	32
Exercise of stock options into common shares	—	—	1	4

14. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Derivative Instruments

The Corporation generally limits the use of derivative instruments to those that qualify as accounting, economic or cash flow hedges, or those that are approved for regulatory recovery.

The Corporation records all derivative instruments at fair value, with certain exceptions including those derivatives that qualify for the normal purchase and normal sale exception. Fair values reflect estimates based on current market information about the instruments as at the balance sheet dates. The estimates cannot be determined with precision as they involve uncertainties and matters of judgment and, therefore, may not be relevant in predicting the Corporation's future consolidated earnings or cash flows.

Cash flows associated with the settlement of all derivative instruments are included in operating activities on the consolidated statements of cash flows.

Energy Contracts Subject to Regulatory Deferral
UNS Energy holds electricity power purchase contracts and gas swap contracts to reduce its exposure to energy price risk. Fair values were measured primarily under the market approach using independent third-party information, where possible. When published prices are not available, adjustments are applied based on historical price curve relationships, transmission costs and line losses.

Central Hudson holds swap contracts for electricity and natural gas to minimize price volatility by fixing the effective purchase price. Fair values were measured using forward pricing provided by independent third parties.

FortisBC Energy holds gas supply contracts and financial commodity swaps to fix the effective purchase price of natural gas. Fair values reflect the present value of future cash flows based on published market prices and forward natural gas curves.

F - 19

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2018 and 2017 (Unaudited)

Unrealized gains or losses associated with changes in the fair value of these energy contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates, as permitted by the regulators. As at September 30, 2018, unrealized losses of $69 million (December 31, 2017 - $87 million) were recognized as regulatory assets and unrealized gains of $17 million (December 31, 2017 - $2 million) were recognized as regulatory liabilities.

Energy Contracts Not Subject to Regulatory Deferral
UNS Energy holds wholesale trading contracts that qualify as derivative instruments to fix power prices and realize potential margin, of which 10% of any realized gains are shared with customers through rate stabilization accounts. Fair values were measured using a market approach using independent third-party information, where possible.

Aitken Creek holds gas swap contracts to manage its exposure to changes in natural gas prices, to capture natural gas price spreads, and to manage the financial risk posed by physical transactions. Fair values were measured using forward pricing from published market sources.

Unrealized gains or losses associated with changes in the fair value of these energy contracts are recognized in earnings. During the three and nine months ended September 30, 2018, unrealized losses of $10 million and $31 million, respectively, (unrealized gains of $4 million and $12 million for the three and nine months ended September 30, 2017, respectively) were recognized in earnings.

Foreign exchange contracts
The Corporation holds US dollar foreign exchange contracts to help mitigate exposure to volatility of foreign exchange rates. The contracts expire in 2018 and 2019, and have a combined notional amount of $161 million. Fair value was measured using independent third-party information.

Unrealized gains and losses associated with changes in fair value are recognized in earnings. During the three and nine months ended September 30, 2018, unrealized gains of $4 million and unrealized losses of $3 million, respectively, (nil for the three and nine months ended September 30, 2017) were recognized in earnings.

Interest rate and total return swaps
UNS Energy holds an interest rate swap to mitigate exposure to volatility in variable interest rates on capital lease obligations. The swap expires in 2020 and has a notional amount of $16 million. Fair value was measured using an income valuation approach based on six month LIBOR rates.

Unrealized gains and losses associated with changes in the fair value of this interest rate swap, which was designated as cash flow hedge, are recognized in other comprehensive income and reclassified to earnings through interest expense over the life of the hedged debt. The loss expected to be reclassified to earnings within the next twelve months is estimated to be approximately $3 million, net of tax.

The Corporation holds three total return swaps to manage the cash flow risk associated with forecasted future cash settlements of certain stock-based compensation obligations. The swaps have a combined notional amount of $41 million and terms ranging from one to three years expiring in January 2019, 2020 and 2021. Fair value was measured using an income valuation approach based on forward pricing curves.

Unrealized gains and losses associated with changes in the fair value of the total return swaps are recognized in earnings. During the three and nine months ended September 30, 2018, unrealized losses of nil and $3 million, respectively, (unrealized loss of $1 million for the three and nine months ended September 30, 2017) were recognized in earnings.

Other investments
ITC and Central Hudson hold investments in trust associated with supplemental retirement benefit plans for selected employees. These investments consist of mutual funds and money market accounts, which are recorded at fair value based on quoted market prices in active markets. Gains and losses on these funds are recognized in earnings. During the three and nine months ended September 30, 2018, unrealized gains of less than $1 million (unrealized gains of less than $1 million for the three and nine months ended September 30, 2017) were recognized in earnings.

F - 20

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2018 and 2017 (Unaudited)

Recurring Fair Value Measures

The following table presents the fair value of assets and liabilities that are accounted for at fair value on a recurring basis.

($ millions)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
As at September 30, 2018
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	27	4	31
Energy contracts not subject to regulatory deferral (2)	—	7	4	11
Other investments (4)	84	—	—	84
	84	34	8	126

Liabilities
Energy contracts subject to regulatory deferral (3) (5)	—	(78)	(5)	(83)
Energy contracts not subject to regulatory deferral (5)	—	(3)	—	(3)
Foreign exchange contracts, interest rate and total return swaps (6)	(3)	(1)	—	(4)
	(3)	(82)	(5)	(90)

($ millions)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
As at December 31, 2017
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	19	2	21
Energy contracts not subject to regulatory deferral (2)	—	26	4	30
Foreign exchange contracts (6)	3	—	—	3
Other investments (4)	78	—	—	78
	81	45	6	132

Liabilities
Energy contracts subject to regulatory deferral (3) (5)	(1)	(103)	(2)	(106)
Energy contracts not subject to regulatory deferral (5)	—	—	(1)	(1)
Interest rate and total return swaps (6)	—	(1)	—	(1)
	(1)	(104)	(3)	(108)

(1)
Under the hierarchy, fair value is determined using: (i) Level 1 - unadjusted quoted prices in active markets; (ii) Level 2 - other pricing inputs directly or indirectly observable in the marketplace; and (iii) Level 3 - unobservable inputs (used when observable inputs are not available). Classifications reflect the lowest level of input that is significant to the fair value measurement.

(2)	Included in "accounts receivable and other current assets" or "other assets"

(3)
Unrealized gains and losses arising from changes in fair value of these contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates as permitted by the regulators, with the exception of long-term wholesale trading contracts and certain gas swap contracts.

(4)	Included in "other assets"

(5)	Included in "accounts payable and other current liabilities" or "other liabilities"

(6)	Included in "accounts receivable and other current assets", "accounts payable and other current liabilities" or "other liabilities"

Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one hierarchical fair value to another. There were no transfers between levels during the nine months ended September 30, 2018.

F - 21

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2018 and 2017 (Unaudited)

For Level 3 measurements, changes in the unobservable inputs could have a significant impact on fair value. Excluding long-term wholesale trading contracts and certain gas swap contracts, impacts of fair value changes are subject to regulatory recovery. The following table reconciles changes in the fair value of Level 3 net assets and liabilities.

	Quarter Ended		Year-to-Date
	September 30		September 30
($ millions)	2018	2017	2018	2017
Balance, beginning of period	9	(4)	3	2
Realized losses	—	(6)	—	(16)
Unrealized gains	7	4	15	—
Settlements	(13)	1	(15)	9
Balance, end of period	3	(5)	3	(5)

The Corporation has elected gross presentation for its derivative contracts under master netting agreements and collateral positions, which applies only to its energy contracts. The following table presents the potential offset of counterparty netting.

	Gross Amount Recognized in Balance Sheet	Counterparty Netting of Energy Contracts	Cash Collateral Received/ Posted	Net Amount
($ millions)
As at September 30, 2018
Energy contracts
Derivative assets	42	19	6	17
Derivative liabilities	(86)	(19)	—	(67)

As at December 31, 2017
Energy contracts
Derivative assets	51	17	7	27
Derivative liabilities	(107)	(17)	—	(90)

Volume of Derivative Activity

As at September 30, 2018, the Corporation had a variety of energy contracts that will settle on various dates through 2029. The volumes related to electricity and natural gas derivatives are outlined below.

	As at
	September 30,	December 31,
	2018	2017
Energy contracts subject to regulatory deferral (1)
Electricity swap contracts (GWh)	830	1,291
Electricity power purchase contracts (GWh)	773	761
Gas swap contracts (PJ)	221	216
Gas supply contract premiums (PJ)	287	219
Energy contracts not subject to regulatory deferral (1)
Wholesale trading contracts (GWh)	2,076	2,387
Gas swap contracts (PJ)	36	36

(1)	GWh means gigawatt hours and PJ means petajoules.

F - 22

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2018 and 2017 (Unaudited)

Credit Risk

For cash equivalents, accounts receivable and other current assets, and long-term other receivables, credit risk is generally limited to the carrying value on the consolidated balance sheets. The Corporation's subsidiaries generally have a large and diversified customer base, which minimizes the concentration of credit risk. Policies in place to minimize credit risk include requiring customer deposits, prepayments and/or credit checks for certain customers, performing disconnections and/or using third-party collection agencies for overdue accounts.

ITC has a concentration of credit risk as approximately 66% of its revenue is derived from three customers. Credit risk is limited as such customers have investment-grade credit ratings. ITC further reduces credit risk by requiring a letter of credit or cash deposit equal to the credit exposure, which is determined by a credit-scoring model and other factors.

FortisAlberta has a concentration of credit risk as distribution service billings are to a relatively small group of retailers. The Company reduces its exposure by obtaining from the retailers either a cash deposit, bond, letter of credit, an investment-grade credit rating from a major rating agency, or a financial guarantee from an entity with an investment-grade credit rating.

UNS Energy, Central Hudson, FortisBC Energy, Aitken Creek and the Corporation may be exposed to credit risk in the event of non‑performance by counterparties to derivative instruments. Credit risk is limited by net settling payments when possible and dealing only with counterparties that have investment‑grade credit ratings. At UNS Energy and Central Hudson, certain contractual arrangements require counterparties to post collateral.

The value of derivative instruments in net liability positions under contracts with credit risk-related contingent features that, if triggered, could require the posting of a like amount of collateral was $105 million as of September 30, 2018 (December 31, 2017 - $57 million).

Foreign Exchange Hedge

The reporting currency of ITC, UNS Energy, Central Hudson, Caribbean Utilities, FortisTCI and BECOL is the US dollar. The Corporation's earnings from, and net investments in, foreign subsidiaries are exposed to fluctuations in the US dollar-to-Canadian dollar exchange rate. The Corporation has decreased this exposure by designating US dollar-denominated borrowings at the corporate level as a hedge of its net investment in foreign subsidiaries. The foreign exchange gain or loss on the translation of US dollar-denominated interest expense partially offsets the foreign exchange gain or loss on the translation of US dollar-denominated subsidiary earnings.

As at September 30, 2018, US$3,408 million (December 31, 2017 - US$3,385 million) of net investment in foreign subsidiaries was hedged by the Corporation's corporately issued US dollar-denominated long-term debt and approximately US$7,884 million (December 31, 2017 - US$7,548 million) was unhedged. Exchange rate fluctuations associated with the hedged net investment in foreign subsidiaries and the debt are recognized in accumulated other comprehensive income.

Financial Instruments Not Carried At Fair Value

Excluding long-term debt, the consolidated carrying value of the Corporation's financial instruments approximates fair value, reflecting their short-term maturity, normal trade credit terms and/or nature.

As at September 30, 2018, the carrying value of long-term debt, including current portion, was $22,599 million (December 31, 2017 - $21,535 million) compared to an estimated fair value of $23,540 million (December 31, 2017 - $23,481 million).

The fair value of long-term debt is calculated using quoted market prices or, when unavailable, by either: (i) discounting the associated future cash flows at an estimated yield to maturity equivalent to benchmark government bonds or treasury bills with similar terms to maturity, plus a credit risk premium equal to that of issuers of similar credit quality; or (ii) obtaining from third parties indicative prices for the same or similarly rated issues of debt of the same remaining maturities. Since the Corporation does not intend to settle the long-term debt prior to maturity, the excess of the estimated fair value above the carrying value does not represent an actual liability.

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FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2018 and 2017 (Unaudited)

15. COMMITMENTS AND CONTINGENCIES

Commitments

There were no material changes in commitments from that disclosed in the Corporation's 2017 annual audited consolidated financial statements, except as follows.

In March 2018 Maritime Electric extended its power purchase agreement with New Brunswick Power from March 2019 to February 2024, increasing the total commitment under this agreement by approximately $262 million as at September 30, 2018.

In May 2018, following the acquisition of Gila River generating station Units 1 and 2 by a third party with whom UNS Energy has a power purchase agreement, UNS Energy recorded an increase of US$164 million to capital lease obligations to reflect the anticipated exercising of UNS Energy's option to purchase Unit 2 in December 2019.

Contingencies

In April 2013 FortisBC Holdings Inc. ("FHI") and Fortis were named as defendants in an action in the Supreme Court of British Columbia by the Coldwater Indian Band ("Band") regarding interests in a pipeline right of way on reserve lands. The pipeline was transferred by FHI (then Terasen Inc.) to Kinder Morgan Inc. in April 2007. The Band seeks cancellation of the right of way and damages for wrongful interference with the Band's use and enjoyment of reserve lands. In May 2016 the Federal Court dismissed the Band's application for judicial review of the ministerial consent. In September 2017 the Federal Court of Appeal set aside the minister's consent and returned the matter to the minister for redetermination. No amount has been accrued in the Interim Financial Statements as the outcome cannot yet be reasonably determined.

16. COMPARATIVE FIGURES

The Corporation revised a line item within the financing activities section of its statement of cash flows for the three and nine months ended September 30, 2017 to correct an immaterial error in the presentation of credit facility borrowings. The error had no impact on the results of operations or financial position and no material impact to cash flows in previously issued financial statements. The correction resulted in $11 million and $234 million for the three and nine months ended September 30, 2017, respectively, previously reported within Net Repayments/Borrowings under Committed Credit Facilities, now being reported on a gross basis as Borrowings under Committed Credit Facilities of $659 million and $1,466 million, respectively, and Repayments under Committed Credit Facilities of $648 million and $1,700 million, respectively.

Effective January 1, 2018, the Corporation elected to present, on the statement of cash flows, borrowings and repayments under committed credit facilities on a gross basis and continue to present borrowings and repayments under uncommitted or demand facilities on a net basis as Net Change in Short-Term Borrowings. Comparative figures were reclassified to conform with the current presentation.

Comparative figures were reclassified to conform with the revised segmentation described in Note 5 and to reflect the retrospective adoption of ASU 2017-07 as described in Note 3.

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